UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108(1)

(CUSIP Number)

Wei Ye

58.com Holdings Inc.
Building 105, 10 Jiuxianqiao North Road Jia
Chaoyang District, Beijing 100015
People’s Republic of China
+86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing three Class A ordinary shares, par value US$0.0001 per share.

CUSIP No. 91818X108	AMENDMENT NO. 3 TO SCHEDULE 13D	Page 1 of 8

(1)	Name of Reporting Persons 58.com Holdings Inc.
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 183,495,146(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 183,495,146(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 183,495,146(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 11.1%(3)
(14)	Type of Reporting Person (see instructions) CO

(2)	Represent all the Class A Ordinary Shares beneficially owned by the Reporting Person.
(3)	Percentage ownership is calculated based on the sum of (a) 183,495,146 Class A Ordinary Shares that 58.com Holdings Inc. acquired from the Issuer on July 18, 2022 in exchange for the full release of the Issuer’s obligations under the Note, and (b) 1,476,308,005 shares outstanding as of July 15, 2021, comprising of (i) 1,144,207,728 Class A Ordinary Shares, (ii) 40,809,861 Class B ordinary shares and (iii) 291,290,416 senior convertible preferred shares, which can be converted into 291,290,416 Class A Ordinary Shares on a one-for-one basis at the then applicable conversion price, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended March 31, 2021, filed with the United States Securities and Exchange Commission (the “Commission”) on July 30, 2021.

CUSIP No. 91818X108	AMENDMENT NO. 3 TO SCHEDULE 13D	Page 2 of 8

(1)	NAME OF REPORTING PERSON: 58.com Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 183,495,146(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 183,495,146(4)
	10.	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,495,146(4)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%(5)
(14)	TYPE OF REPORTING PERSON CO

(4)	Represent all the Class A Ordinary Shares beneficially owned by the Reporting Person.
(5)	Percentage ownership is calculated based on the sum of (a) 183,495,146 Class A Ordinary Shares that 58.com Holdings Inc. acquired from the Issuer on July 18, 2022 in exchange for the full release of the Company’s obligations under the Note, and (b) 1,476,308,005 shares outstanding as of July 15, 2021, comprising of (i) 1,144,207,728 Class A Ordinary Shares, (ii) 40,809,861 Class B ordinary shares and (iii) 291,290,416 senior convertible preferred shares, which can be converted into 291,290,416 Class A Ordinary Shares on a one-for-one basis at the then applicable conversion price, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended March 31, 2021, filed with the Commission on July 30, 2021.

CUSIP No. 91818X108	AMENDMENT NO. 3 TO SCHEDULE 13D	Page 3 of 8

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on June 19, 2019 (the “Initial Filing,” as amended by Amendment No. 1 filed by the Reporting Persons on October 13, 2020 and Amendment No. 2 filed on July 16, 2021, the “Original Schedule 13D” and as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing, 100029, People’s Republic of China. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated by the following:

(a)	This Schedule 13D is being filed on behalf of the following persons pursuant to Rule 13d-1 under the Act:
58.com Holdings Inc.
58.com Inc.
(collectively, the “Reporting Persons”)
(b)	The Reporting Persons’ business address is Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.
(c)

The principal business of 58.com Holdings Inc. is investments. The name, business address, present principal occupation or employment and citizenship of each of the directors of 58.com Holdings Inc. are set forth on Schedule A hereto and are incorporated herein by reference.

58.com Holdings Inc. is a wholly owned subsidiary of 58.com Inc. 58.com Inc. operates an online marketplace for classifieds in China, enabling local business and consumer users to connect, share information and conduct business. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of 58.com Inc. are set forth on Schedule B hereto and are incorporated herein by reference.

(d) – (e)	During the last five years, the Reporting Persons, and to the best knowledge of the Reporting Persons, the persons listed on Schedule A and Schedule B hereto: (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	58.com Holdings Inc. is a business company incorporated under the laws of the British Virgin Islands. 58.com Inc. is an exempted company incorporated under the laws of the Cayman Islands.

CUSIP No. 91818X108	AMENDMENT NO. 3 TO SCHEDULE 13D	Page 4 of 8

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following:

During the period since the filing of the Amendment No. 2, 58.com Holdings Inc. has disposed of an aggregate of 29,126,214 Class A Ordinary Shares represented by ADSs on the open market.

On July 18, 2022, the Issuer, the Founder, certain affiliates of the Issuer, 58.com Holdings Inc., and certain affiliates of 58.com Holdings Inc. entered into a framework agreement (the “Framework Agreement”), under which the parties agreed to a series of arrangements in relation to the Note and certain other historical transactions between the parties. In accordance with the Framework Agreement, the Issuer and 58.com Holdings Inc. entered into a note conversion and share exchange letter agreement dated July 18, 2022 (the “Conversion Letter Agreement”), pursuant to which 58.com Holdings Inc. surrendered the Note in exchange for the allotment and issuance of 183,495,146 Class A Ordinary Shares (the “Converted Shares”) by the Issuer on July 18, 2022. Upon the issuance of the Converted Shares, (i) all the Issuer’s obligations under the Note were fully satisfied and discharged; (ii) the Note was extinguished without any further action from 58.com Holdings Inc. or the Issuer; and (iii) 58.com Holdings Inc. ceased to hold the Note and thus automatically ceased to be a party to the Voting Agreement, dated July 12, 2021. The Issuer has agreed to file a registration statement or, if applicable, a prospectus supplement with the Commission registering all the Converted Shares upon a written request from 58.com Holdings Inc., unless all the Converted

Shares are eligible for sale by 58.com Holdings Inc. without any restrictions or limitations pursuant to Rule 144 of the Act. In addition, upon the issuance of the Converted Shares, the parties mutually released each other from claims arising out of certain obligations under certain historical transactions.

The foregoing summary of the Framework Agreement and the Conversion Letter Agreement is qualified in its entirety by the full text of such Framework Agreement and the Conversion Letter Agreement, copies of which are filed as Exhibits 7.09 and 7.10 to this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Item 3.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The responses to rows (7) through (13) of the cover page of this Amendment are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on the sum of (a) 183,495,146 Class A Ordinary Shares that 58.com Holdings Inc. acquired from the Issuer on July 18, 2022 in exchange for the full release of the Company’s obligations under the Note, and (b) 1,476,308,005 shares outstanding as of July 15, 2021, comprising of (i) 1,144,207,728 Class A Ordinary Shares, (ii) 40,809,861 Class B ordinary shares and (iii) 291,290,416 senior convertible preferred shares, which can be converted into 291,290,416 Class A Ordinary Shares on a one-for-one basis at the then applicable conversion price, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended March 31, 2021, filed with the Commission on July 30, 2021. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. The Class A Ordinary Shares, Class B ordinary shares and senior convertible preferred shares, which are convertible into Class A Ordinary Shares on a one-for-one basis, vote together as a single class on all matters submitted to a vote of the Issuer’s shareholders, except as may otherwise be required by law. Class B ordinary shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

Except as disclosed in the Schedule 13D, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c)	Except as disclosed in the Schedule 13D, none of the Reporting Persons effected any transaction in the Class A Ordinary Shares during the past 60 days.
(d)	Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Person.
(e)	Not applicable.

CUSIP No. 91818X108	AMENDMENT NO. 3 TO SCHEDULE 13D	Page 5 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Items 3, 4 and 5.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated by the following:

Exhibit	Description

7.01	Joint Filing Agreement (incorporated herein by reference to Exhibit 7.01 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019)
7.02	Convertible Note Purchase Agreement dated May 29, 2019 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019)
7.03	Investors’ Rights Agreement dated June 10, 2019 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019)
7.04	Letter Agreement dated October 4, 2020 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2 to Schedule 13D filed by Redrock Holdings Investments Limited on October 5, 2020)
7.05	Supplementary Agreement, dated June 17, 2021 (incorporated herein by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021)
7.06	Voting Agreement, dated July 12, 2021 (incorporated herein by reference to Exhibit 99.6 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021)
7.07	Consent Letter for Lock-Up, dated July 12, 2021, by and between 58.com Holdings Inc. and Uxin Limited
7.08	Termination Agreement, dated July 12, 2021 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021)
7.09*	Framework Agreement, dated July 18, 2022
7.10*	Note Conversion and Share Exchange Letter Agreement, dated July 18, 2022

* Filed herewith.

CUSIP No. 91818X108	AMENDMENT NO. 3 TO SCHEDULE 13D	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2022

58.com HOldings Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director

58.com Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director

CUSIP No. 91818X108	AMENDMENT NO. 3 TO SCHEDULE 13D	Page 7 of 8

SCHEDULE A

Director of 58.com Holdings Inc.

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Jinbo Yao	Director	Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China	People’s Republic of China

CUSIP No. 91818X108	AMENDMENT NO. 3 TO SCHEDULE 13D	Page 8 of 8

SCHEDULE B

Directors and Executive Officers of 58.com Inc.

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
YAO Jinbo	Chairman and Chief Executive Officer	*	People’s Republic of China
ZHANG Chi (Eric)	Non-executive Director	Suite 5704-07, Two IFC, 8 Finance Street, Central, Hong Kong	Hong Kong Special Administrative Region
CHENG Cheung Lun Julian	Non-executive Director	Flat B, 20/F Bowen Place, 11A Bowen Road, Mid-Levels, Hong Kong	Hong Kong Special Administrative Region
LIN Ching-hua	Non-executive Director	No. 12, Alley 26, Lan 211, Qinshan Road Xindian District, New Taipei City, Taipei, Taiwan	Taiwan
JIANG Tianyi	Non-executive Director	Unit 2501, Alley No. 8, 989 Xikang Road, Shanghai, China	Hong Kong Special Administrative Region
LEUNG Ming Shu Vince	Chief Financial Officer	*	Hong Kong Special Administrative Region
XIANG Minghui	Chief People Officer	*	People’s Republic of China

*	Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China